EXHIBIT 99.1

                           REAL ESTATE INVESTMENT RISK


            Statements  in this  document  filed  with the SEC  include  forward looking statements under the federal securities laws. Statements that are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are intended to identify forward-looking statements. While these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance, involve known and unknown risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements, and should not be relied upon as predictions of future events. In making these cautionary statements, we are not committed to addressing or updating each factor in future filings of communications regarding our business or results, or addressing how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. The following is a discussion of factors that could impact future results:

Industry Risks

          Real property investments are subject to changes in general economic conditions.
          Real property investments are subject to varying types and degrees of risk that may hinder or otherwise affect our ability to generate revenues. These risks could reduce the amount of cash available for distributions to shareholders.

          Any of the following factors could affect the value of our real estate and our ability to generate revenues:

         o        changes in the general economic climate;

         o local conditions (such as an oversupply of space or a reduction in demand for real estate in an area);

         o        competition   from   other   shopping   centers,   properties,
                  developers or real estate owners;

         o        variable operating costs;

         o        government regulations;

         o        changes in interest rates;

         o        the availability of financing; and

         o potential liability due to changes in environmental and other laws.

            Real estate investments are relatively illiquid.
            Real estate investments are relatively illiquid and, therefore, our ability to react promptly in response to changes in economic or other conditions will be limited. In addition, the Internal Revenue Code limits our ability to sell property held for less than four years.

            We may not be able to re-lease properties upon the expiration of existing leases.
            Upon the expiration of leases, tenants may not renew leases and we may not be able to re-lease properties or the terms of the renewal or re-lease, including the costs of required renovations or concessions to tenants may be less favorable than current lease terms. Our operating cash flow would decrease if we were unable to properly re-lease all or a substantial portion of this space, if the rental rates upon the re-lease were significantly lower than expected, or if reserves for costs of the re-leasing prove inadequate.

           If tenants are unable to meet their obligations to us our cash flow would be adversely affected.
           If a significant number of tenants are unable to meet their obligations to us, the cash receipts and cash available for distribution will decrease. A tenant may experience a downturn in its business which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If a lessee or sublessee defaults in its obligations to us, we may be delayed in enforcing our rights as lessor or sublessor. In addition, we may incur substantial costs and experience significant delays associated with protecting our investment, including costs incurred in renovating and re-leasing the property.

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         At any time,  one or more of our tenants may seek the protection of the bankruptcy laws, which could result in the rejection and termination of their lease. We are subject to risks that:

         o any present tenant that has filed for bankruptcy protection will not continue making payments under its lease;

         o        any tenant may file for  bankruptcy  protection in the future;
                  or

         o any tenants that file for bankruptcy protection may not continue to make rental payments in a timely manner.

          Losses from earthquakes and other natural disasters are uninsurable or insurable only at costs that are not economically justifiable.
          We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance with policy specifications and insured limits that are customary for similar properties. Losses from catastrophic events and natural disasters like wars or earthquakes, however, are uninsurable or insurable only at costs that are not economically justifiable. If an uninsured loss occurs, we may lose both our invested capital and anticipated profits from the property. Nevertheless, we would still be obligated to repay any recourse mortgage indebtedness on the property.

            We are subject to risks associated with debt financing and existing debt maturities.
            We are subject to a variety of risks associated with debt financing. Examples of these risks include the following:

         o our cash from operating activities may be insufficient to meet required payments;

         o we may be unable to pay or refinance indebtedness on our properties;

         o if interest rates or other factors result in higher interest rates on refinancing, these factors will diminish our returns on development and redevelopment activities, reduce cash from operating activities, and hamper our ability to make distributions to shareholders;

         o if we are unable to secure refinancing of indebtedness on acceptable terms, we may be forced to dispose of properties upon disadvantageous terms, which may cause losses and affect our funds from operations; and

         o if properties are mortgaged to secure payment of indebtedness and we are unable to meet payments, the mortgagee may foreclose upon the properties, resulting in a loss of income and a valuable asset to us.

          Because many of our competitors have greater capital resources, we may be at a disadvantage with regard to exploiting land development, property acquisition and tenant opportunities.
          Based on total assets and annual revenues, we are smaller than many of the numerous commercial developers, real estate companies and other owners of real estate that compete with us in seeking land for development, properties for acquisition and tenants for properties. We are even smaller than many of our competitors that operate in the region in which our properties are located. Many of these competitors may have greater capital and resources than us, and this fact could impair our ability to acquire properties in the future.

          We may become liable for the costs of removal or remediation of certain environmentally hazardous or toxic substances under federal, state or local laws.
          Under various federal, state and local laws, ordinances and regulations, we may become liable for the cost of removal or remediation of certain hazardous or toxic substances on or in our real property. Liability may be imposed regardless of whether we or the tenant knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of any required remediation or removal of environmentally hazardous substances may be substantial, and our liability as to any property is generally not limited under those laws, ordinances and regulations. The liability could exceed the value of our property and/or aggregate assets. The presence of, or the failure to properly remediate substances when released may adversely affect our ability to sell the affected real estate or to borrow using the real estate as collateral. At the time of this filing, we had not been notified by any governmental authority of any non-compliance, liability or other claim in connection with any of our properties, and we are not aware of any other environmental condition with respect to any of the our portfolio properties that we believe would have a material adverse effect on our business, assets or results of operations. However, we cannot assure that there are no potential environmental liabilities, that no environmental liabilities may develop, that no prior owner created any material environmental condition not known to us, or that future uses or conditions, including, without limitation, changes in applicable environmental laws and regulations, will not result in liability.

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          We may incur  significant  costs  complying  with the  Americans  with
          Disabilities Act.
          We must comply with Title III of the Americans with Disabilities Act. To comply with the ADA's requirements, we may be required to remove structural, architectural or communication barriers to handicapped access and utilization in certain public areas of our properties. Noncompliance could result in injunctive relief, imposition of fines or an award of damages to private litigants. If we are required to make changes to bring any of the properties into compliance with the ADA, expenses associated with these changes could adversely affect our ability to make expected distributions to shareholders. We believe that our competitors face similar costs to comply with the requirements of the ADA.

            The ownership limitations on REITs create an anti-takeover effect. To maintain our qualification as a REIT not more than 50% in value of our outstanding common shares may be owned, actually or constructively, by five or fewer individuals. In addition, the Internal Revenue Code imposes certain other limitations on the ownership of the shares of a REIT. For the purpose of preserving our tax status as a REIT, our charter prohibits actual or constructive ownership of more than 9.9% of the outstanding shares, either in the aggregate or of any class, by any person, unless waived by the board of trustees. In addition, the beneficial ownership limitations restrict the ownership, under applicable attribution rules of the Internal Revenue Code, of more than 9.9% of the outstanding shares, either in the aggregate or of any class. The rules addressing constructive ownership are complex and may cause shares owned, actually or constructively, by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.9% of the outstanding shares, either in the aggregate or of any class, by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own more than 9.9% of the outstanding shares. This situation would subject such shares to the beneficial ownership limitations. Actual or constructive ownership of shares in excess of such limits would either cause the violative transfer or ownership to be void or cause such shares to be converted to Excess Shares.

            The ownership restrictions have the effect of deterring non-negotiated acquisitions of us, and proxy fights for us by third parties. Limiting the ownership of our shares may discourage a change of control and may also:

         o deter tender offers for the common shares, which offers may be attractive to the shareholders,

         o limit the opportunity for shareholders to receive a premium for the common shares that might otherwise exist if an investor attempted to assemble a block of shares in excess of the 9.9% beneficial ownership limitation, or

         o limit the opportunity for shareholders to effect a change in our control.

          We may not qualify as a REIT in the future causing us to be taxed at regular corporate rates and reducing the amount of cash for distribution.
          We believe that we have operated in a manner that permits us to qualify as a REIT under the Internal Revenue Code for each taxable year since our formation as a REIT in 1993. Qualification as a REIT, however, involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. In addition, REIT qualification involves the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must distribute annually to shareholders 95% of our REIT taxable income, excluding net capital gains. Therefore, although we believes that we are organized and operating in a manner that permits us to remain qualified as a REIT, we cannot guarantee that we will be able to continue to operate in such a manner. In addition, if we are ever audited by the IRS with respect to any past year, the IRS may challenge our qualification as a REIT for that year.

            Similarly, new legislation, regulations, administrative interpretations or court decisions may change the tax laws with respect to qualification as a REIT or the federal income tax consequences of that qualification. We are not aware, however, of any currently pending tax legislation that would adversely affect our ability to continue to operate as a REIT.

            If we fail to qualify as a REIT, we will be subject to federal income tax on taxable income at regular corporate rates. Increased tax liability in a given year could significantly reduce, or possibly eliminate, the amount of cash we have available for investment or distribution to shareholders for that year. In addition, we will also be disqualified from treatment as a REIT for the next four taxable years, unless we are entitled to relief under other statutory provisions.

            If we do not qualify as a REIT, we will no longer be required to make annual distributions to shareholders. To the extent that we made distributions to shareholders in anticipation of our qualifying as a REIT, we might be required to borrow funds or to liquidate some of our investments to pay the applicable tax. Our failure to qualify as a REIT would also constitute a default under certain of our debt obligations and would significantly reduce the market value of our shares.

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Company Risks

          Our performance depends on the economic conditions of the Middle Atlantic Area where most of our properties are located.
          Our performance depends on the economic conditions in markets in which our properties are concentrated. Since our properties are located in the Middle Atlantic area, our results could be adversely affected if conditions, such as an oversupply of space or a reduction in demand for real estate, in the Middle Atlantic area become more competitive than other geographic areas. The existence of these conditions could have a greater adverse impact on us than on a real estate company with properties in a number of different geographic areas.

          Our organizational documents do not place limits on the incurrence of debt.
          Our documents do not limit the amount of indebtedness that we may incur. Although our board of trustees attempts to maintain a balance between total outstanding indebtedness and the value of our portfolio (for example, a ratio of secured debt and preferred stock to real estate value of 50% or less), it could alter this balance at any time. If we become more highly leveraged, then the resulting increase in debt service could diminish our ability to make expected distributions to shareholders and make payments on outstanding indebtedness. If we default on our obligations under any outstanding indebtedness, we could lose our interest in any properties that secure that indebtedness.

            Many real property leases contain covenants that restrict the use of space at a property and may prevent us from re-leasing the property. Many leases with existing tenants have covenants that restrict the use of other space at a property. For example, many shopping center leases have covenants that provide for an appropriate tenant mix or balance of the shopping center. Leases with covenants that provide for an appropriate tenant mix would require a high end luxury store to be replaced with a high end luxury store rather than a discount clothes store (for example, Macy's must be replaced with a store such as a Saks Fifth Avenue or Nordstrom's rather than a K-Mart or another discount store).

            We may need to borrow money to qualify as a REIT.
            Our ability to make distributions to shareholders could be diminished by increased debt service obligations if we need to borrow money in order to maintain our REIT qualification. For example, differences in timing between when we receive income and when we have to pay expenses could require us to borrow money to meet the requirement that we distribute to shareholders at least 95% of our net taxable income excluding net capital gain each year. The incurrence of large expenses also could require us to borrow money to meet this requirement. We might need to borrow money for these purposes even if we believe that market conditions are not favorable for such borrowings. In other words, we may have to borrow money on unfavorable terms.

            We cannot avoid risks inherent in development and acquisition activities.
            Developing or expanding existing properties in our real estate portfolio is an integral part of our strategy for maintaining and enhancing the value of our portfolio. We may also choose to acquire additional properties in the future. While our policies with respect to developing and expanding properties are intended to limit some of the risks otherwise associated with property acquisition such as not starting construction on a project prior to obtaining a commitment from an anchor tenant, we nevertheless will incur risks, including risks related to delays in construction and lease-up, costs of materials, financing availability, volatility in interest rates and labor availability.

          In addition, once a property is acquired, the renovation and improvement costs we incur in bringing an acquired property up to market standards may exceed our estimates, and the property may fail to perform as expected.

          Maryland law may prevent or discourage a change in control.
          The Maryland General Corporation Law establishes special restrictions against "business combinations" between a Maryland corporation and "interested shareholders" or their affiliates unless an exemption is applicable. The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any offers to acquire us, even if our acquisition would be in our shareholders' best interests.

          Maryland law also provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of beneficial interest owned by the acquiror, by officers or by trustees who are employees of the corporation. The control share statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any control share acquisitions, even if our acquisition would be in our shareholders' best interests.

          Increased market interest rates could reduce share prices.
          The annual dividend rate on shares as a percentage of its market price may influence the trading price of stock. Also, an increase in market interest rates may lead purchasers to demand a higher annual dividend rate, which could lower the market price of the shares. A decrease in the market price of the shares could reduce our ability to raise additional equity in the public markets.

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